Exhibit 11 – Statement regarding computation of per share earnings

The following table reconciles the income and average share amounts used to compute both basic and diluted earnings per share:
2003		2002	2001
Net income (loss)	$ 123,006	$ 213,576	$ (10,296)

Basic earnings per share:
Weighted average shares outstanding	5,083,146	5,083,146	5,083,146

Diluted earnings per share:
Weighted average shares outstanding	5,083,146	5,083,146	5,083,146
Shares contingently exercisable from stock options	530,000	535,000	*
Weighted average shares outstanding	5,613,146	5,618,146	5,083,146

* Certain stock options were excluded from the computation of earnings per share due to their antidilutive effect. The number of such options is $515,000 for 2001.